767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax
Rod Miller
+ 1 212 310 8716
rod.miller@weil.com

May 4, 2011
Daniel L. Gordon
Branch Chief
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-3561
Mail Stop 3561

Re:	MGM Resorts International Form 10-K for the year ended December 31, 2010 Filed February 28, 2011 File No. 1-10362
Dear Mr. Gordon:
Enclosed for filing with the Securities and Exchange Commission (the “SEC”) on behalf of MGM Resorts International (the “Company”) is the Company’s response to your letter dated April 28, 2011. The Commission’s letter set forth specific follow-up comments (the “Comments”) on the Company’s Form 10-K for the fiscal year ended December 31, 2010.
Set forth below are the Company’s responses to the Comments, which the Company has requested the undersigned submit to you on its behalf. For purposes of facilitating the Staff’s review of the Company’s responses to the Comments, the original comments are included at the beginning of each response.

Mr. Daniel Gordon May 4, 2011 Page 2
Form 10-K for the year ended December 31, 2010
General
1.	We note that you indicate that you are a well-known seasoned issuer on the cover page of your Form 10-K. We also note that it appears that you failed to timely file two Forms 8-K dated December 13, 2010 and March 16, 2010, respectively. Please explain to us in detail how you determined that you were a WKSI under Rule 405 of the Securities Act. Furthermore, please explain what consideration, if any, management gave to these late filings in concluding that your disclosure controls and procedures were effective as of the period presented.
The Company reviewed Rule 405 of the Securities Act of 1933, as amended, and determined that it is a well-known seasoned issuer (“WKSI”). Rule 405 provides that an issuer is a WKSI if (i) it meets all of the registrant requirements of General Instruction I.A. of Form S-3 and (ii) as of a date within 60 days of the determination date, has a worldwide market value of its outstanding voting and non-voting common equity held by non-affiliates of $700 million or more. The aggregate market value of the Company’s common stock held by non-affiliates significantly exceeds such amount.
General Instruction I.A. of Form S-3 requires, among other things, that the registrant has filed in a timely manner all reports required to be filed during the twelve calendar months and any other portion of a month immediately preceding the filing of the registration statement, other than a report that is required solely pursuant to Item 1.01, 1.02, 2.03, 2.04, 2.05, 2.06, 4.02(a) or 5.02(e) (emphasis added). The Current Report on Form 8-K dated December 13, 2010 (the “December 8-K”) related to an employment agreement with a named executive officer and was filed pursuant to Item 5.02(e). The Current Report on Form 8-K dated March 16, 2010 (the “March 8-K”) related to a material definitive agreement that constituted the creation of a direct financial obligation and was filed pursuant to Item 1.01 and Item 2.03. As a result, the failure to file timely each of these Form 8-Ks did not affect the Company’s ability to use Form S-3, and thus, its status as a WKSI.
The Company understands that Rule 13a-15(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), requires a registrant to maintain disclosure controls and procedures designed to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified by the SEC’s rules and forms. We also understand that such information must be accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer to allow timely decisions regarding required disclosure.

Mr. Daniel Gordon May 4, 2011 Page 3
On April 14, 2010 the Company became aware that it had failed to file the March 8-K that had been fully prepared to be submitted via EDGAR on March 16, 2010 but inadvertently was not submitted on that day. The Company notes that the transaction which was the subject of the March 8-K was broadly communicated to the public through a press release issued by the Company on March 17, 2010. The Company considered the facts and circumstances that led to the late filing, consulted with its external securities counsel on the impact of such late filing, and concluded that the late filing was not indicative of a breakdown of the Company’s disclosure controls and procedures.
The Company submitted the December 8-K at approximately 5:45 PM ET on December 17, 2010, and therefore received a filing date of December 20, 2010. There was a very short time period between the filing deadline and time submitted. Additionally, the December 8-K was available on EDGAR before the market opened on the following business day. The Company considered the facts and circumstances that led to the late filing, consulted with its external securities counsel on the impact of such late filing, and concluded that the late filing was not indicative of a breakdown of the Company’s disclosure controls and procedures. However, given this was the Company’s second late filing in 2010, the Company promptly arranged for additional training of its employees responsible for timely filing of Form 8-Ks to assist in ensuring future Form 8-Ks are filed in a timely manner.
The Company understands the importance of timely filing its Exchange Act Reports and continues to believe its disclosure controls and procedures effectively provide a reasonable level of assurance that information required to be disclosed is recorded, processed, summarized and reported in a timely manner.
Item 3. Legal Proceedings, page 20
2.	We have reviewed your response to comment 1. Although your response indicates that you believe that a loss beyond the amounts asserted by Perini is neither probable nor reasonably possible, your assessment of the other claims asserted by Perini is not clear, nor is it clear whether you have recorded an accrual with respect to the litigation. In accordance with ASC 450-20 please tell us if a loss is probable or reasonably possible and if probable tell us the amount of loss you have accrued for this contingency. For reference please also see ASC 450-20-25-1 through 5 and provide us with the disclosure that you will include in future filings.
The Company notes that it has accrued as a component of its completion guarantee obligation its best estimate of amounts that it will be required to fund related to the compensatory claims Perini has asserted on behalf of itself and its subcontractors. To clarify the association between the Perini litigation and the Company’s completion guarantee obligation, the Company will include a reference within in its “Legal Proceedings” disclosure to its footnote disclosures on the completion guarantee. The Company’s anticipated disclosure to be updated for the correct footnote reference in future filings is as follows:

Mr. Daniel Gordon May 4, 2011 Page 4
The CityCenter Owners and the other defendants will continue to vigorously assert and protect their interests in the lawsuit. The Company believes that a loss with respect to Perini’s punitive damages claim is neither probable nor reasonably possible. Please refer to Note 10 in the accompanying consolidated financial statements for further discussion on the Company’s completion guarantee obligation which may be impacted by the outcome of the above litigation and the joint venture’s extra-judicial settlement process.
The Company will revise its disclosure related to its completion guarantee as noted in the Company’s response to the Staff’s prior comment 7; this will be updated as of the current balance sheet date related to the Company’s completion guarantee obligation as follows:
The Company has a remaining estimated net obligation under the completion guarantee of $80 million which includes estimated litigation costs related to the resolution of disputes with contractors as to the final construction costs and estimated amounts to be paid to contractors either through the joint venture’s extra-judicial settlement process or through the legal process related to the Perini litigation. The Company’s accrual also reflects certain estimated offsets to the amounts claimed by the contractors. CityCenter has reached, or expects to reach, settlement agreements with most of the construction subcontractors. However, significant disputes remain with the general contractor and certain subcontractors. Amounts claimed by such parties exceed amounts included in the Company’s completion guarantee accrual by approximately $200 million, as such amounts exceed the Company’s best estimate of its liability.
3.	Please also clarify to us how your assessment of the Perini litigation relates to the $80 million you have recorded under the completion guarantee discussed on page 43 of your 10-K.
Please refer to the Company’s response to Comment 2.
If there are additional comments or questions, please do not hesitate to contact the undersigned at (212) 310-8716.
Very truly yours,
/s/ Rod Miller
Rod Miller
Attachment

Copies to:	James J. Murren Daniel J. D’Arrigo John M. McManus Robert C. Selwood